[IMPSAT FIBER NETWORKS, INC. LETTERHEAD]

                    February 15, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:       Nicholas P. Panos
Special Counsel, Office of Mergers and Acquisitions

Re:         IMPSAT Fiber Networks, Inc.
Schedule TO-I filed January 29, 2007
SEC File No. 5-60701

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 9, 2007 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing. For your convenience, we have repeated the numbered comments from the Comment Letter in italicized print, and the Company’s responses are provided below each comment.

Schedule TO-I

General

1. Advise us whether or not Impsat bears any periodic reporting obligation with respect to the two classes of notes that are the subject of the tender offer. Please provide us with a brief legal analysis in support of the apparent conclusion that neither of the subject classes is subject to Section 15(d) of the Securities Exchange Act of 1934. To the extent it is determined that Impsat bears a reporting obligation under Section 15(d) with respect to either class, please advise us how the determination was made that Rule 13e-3 was inapplicable to the tender offer transaction.

Response: Impsat does not bear any periodic reporting obligation with respect to the two classes of notes that are the subject of the tender offer. Both classes of notes were issued in connection with Impsat’s emergence from Chapter 11 Bankruptcy proceedings, and were issued pursuant to section 1145 of the Bankruptcy Code. No registration statement was filed under the Securities Act of 1933, as amended, in connection with the issuance of the notes. Additionally, the notes are held of record by less than 300 persons.

2. Forward-looking statements made in connection with a tender offer are not eligible to receive the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The Act’s terms explicitly state that forward-looking statements made in connection with a tender offer or going private transaction are not within the Act’s scope. The statement made to the contrary in the January 29th, 2007 Impsat press release that has been attached as an exhibit to this tender offer is therefore incorrect. The tender offer must be revised to make clear that forward-looking statements made in connection with the tender offer are not defined within or protected by the Act. See also Interpretation I.M. in the July 2001 supplement to our telephone interpretations manual publicly available on our website, www.sec.gov.

Response: The tender offer has been revised to make clear that forward-looking statements made in connection with the tender offer are not defined within or protected by the Act. Please see section 8 of the Supplement to Offer to Purchase and Consent Solicitation Statement (the “Supplement”), attached to Impsat’s amended tender offer as Exhibit (a)(1)(v).

3. Revise to quantify the exact amount of tender offer consideration to be paid at the current date of expiration. Confirm that the payment of accrued interest is an amount that is equal for all security holders. Please be advised that if the tender offer is extended, such extension will automatically result in a change in the amount of consideration offered to security holders. Consequently, any extension will result in a compulsory obligation to ensure that ten business days remain in the tender offer as required by Rule 14e-1(b).

Response: The tender offer has been revised to quantify the exact amount of tender offer consideration to be paid at February 26, 2007, the current date of expiration. The payment of accrued interest is an amount that is equal for all security holders. The tender offer has also been revised to specify that the amount of $0.17 per $1,000 principal amount of the Notes, which approximates the daily interest payable on the Notes, would be payable for each day after February 26, 2007, to and including any extended expiration date, if the tender offer were extended. The Company believes this is not a change in the consideration offered that requires the Company to extend the tender offer in accordance with Rule 14e-1(b). Moreover, the daily interest payable on the Notes is de minimis and in a fixed daily amount that is fully disclosed in the Offer to Purchase such that holders of Notes are clearly capable of determining the consideration that they will be paid.

Conditions to the Offer

4. All conditions to the offer, except those conditions subject to the receipt of government approvals, must be satisfied or waived prior to expiration. The offer conditions indicate that Impsat reserves the right to delay payment until it has assurance that it has complied with applicable law. Please revise this language to remove any implication that the conditions to the offer may be asserted after the offer’s expiration.

Response: The tender offer has been revised to remove any implication that the conditions to the tender offer may be asserted after the offer’s expiration. Please see section 5 of the Supplement.

5. The determination as to whether conditions to which the offer may be subject have occurred must be within the offeror’s reasonable discretion in order to avoid the offer being deemed illusory. At present, conditions to which the offer is subject are determinable in the offeror’s sole discretion. Revise the offer to remove the implication that the offer is illusory by including an objective standard for determining the occurrence of the condition.

Response: The tender offer has been revised to remove the implication that the offer is illusory by including an objective standard of “in our reasonable good faith judgment” to determine the occurrence of the condition. Please see section 4(a) of the Supplement.

6. The disclosure indicates that once a condition is triggered, a failure by Impsat to exercise its right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Impsat, through its action or inaction, also is not permitted to engage in conduct that would result in the triggering of an offer condition under Section 14(e). Please revise to remove the implication that Impsat reserves the right to conduct an illusory offer.

Response: The tender offer has been revised to remove the indication that a failure by Impsat to exercise its rights to terminate the offer will not constitute a waiver of a failed condition and the statement that Impsat reserves the right to terminate the offer regardless of whether or not the conditions set forth in “Conditions to the Offer” have been satisfied. Please see sections 4 and 6 of the Supplement.

7. Explain to us the purpose of the language that any determination by Impsat concerning the events described in the conditions “will be final and binding upon all parties.” Disclose, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that note holders may challenge the Impsat’s determinations.

Response: The tender offer has been revised by amending the last paragraph under the heading “Conditions to the Offer” in the Offer to Purchase in response to the Staff’s comment. Please see section 4(b) of the Supplement.

Extension, Amendment, Termination

8. The tender offer may not be terminated by Impsat at any time for any reason without constituting an illusory offer in contravention of Section 14(e). Please revise to make clear, if true, that Impsat may only terminate the tender offer pursuant to the offer conditions specified in the tender offer.

Response: The tender offer has been revised to make clear that Impsat may only terminate the tender offer pursuant to the offer conditions specified in the tender offer. Please see section 6 of the Supplement.

Incorporation of Documents by Reference

9. The disclosure provided in Item 10 to Schedule TO indicated that financial information of Impsat required by Item 1010(a) and (b) of Regulation M-A was immaterial to this transaction. Notwithstanding this disclosure, financial information has been incorporated by reference in apparent contradiction to the conclusion stated in Item 10 of Schedule TO. Please reconcile by affirmatively indicating whether or not the Impsat financial information is material, and, if not, why Impsat still elected to incorporate such information by reference.

Response: Instruction 2 to Schedule TO states the following:

Financial statements are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class. Financial information may be required, however, in a two-tier transaction. See Instruction 5 below.

The tender offer and Impsat meet all of the requirements of Instruction 2 to Schedule TO. Therefore, Impsat believes that its financial information is not material with respect to the tender offer. The incorporation by reference of the entirety of Impsat’s 10-K, 10-Q, and other filings with the SEC in the tender offer was intended for completeness and does not imply that its financial information is material. However, in response to the comment, the tender offer has been revised to remove the incorporation of the material. Please see section 7 of the Supplement.

10. Disclose the authority upon which Impsat relies to incorporate additional SEC filings into its Schedule TO after the date of the offer to purchase and before the expiration date. Alternatively, revise to state that the Schedule TO will be amended to include such information to the extent material.

Response: The tender offer has been revised to remove the implication that the Offer to Purchase can be automatically updated after its date and before the expiration date and to state that Schedule TO will be amended to include such information to the extent material. Please see section 7 of the Supplement.

The Company believes the information included herein addresses the Staff’s comments. In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•
the Company has been advised that the Division of Enforcement has access to all information it provides to the Staff of the Division of Corporation Finance in their review of its filings or in response to their comments on the Company’s filings.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned.

Sincerely,

IMPSAT FIBER NETWORKS, INC

By:	/s/ Guillermo V. Pardo
Guillermo V. Pardo Sr. VP, Corporate Finance and Treasury, Secretary